NO ACT

PE 4-9-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09011629

May 29, 2009

Received SEC
MAY 29 2009
Washington, DC 20549

Theodore N. Bobby
Executive Vice President
and General Counsel
H.J. Heinz Company
World Headquarters
P.O. Box 57
Pittsburgh, PA 15230-0057

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 05/29/2009

Re: H.J. Heinz Company
Incoming letter dated April 9, 2009

Dear Mr. Bobby:

This is in response to your letters dated April 9, 2009 and May 14, 2009 concerning the shareholder proposal submitted to H.J. Heinz by Kenneth Steiner. We also have received a letter on the proponent's behalf dated April 19, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

May 29, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.J. Heinz Company
Incoming letter dated April 9, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of H.J. Heinz's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by H.J. Heinz seeking approval of a bylaw amendment to permit holders of 25% of H.J. Heinz's outstanding common stock to call a special shareholder meeting. You also represent that the proposal has terms and conditions that conflict with those set forth in H.J. Heinz's proposal. You indicate that the proposal and the matter sponsored by H.J. Heinz present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 19, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 H.J. Heinz Company (HNZ)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meeting

Ladies and Gentlemen:

This responds to the February 9, 2009 no action request in which the company speculates that "if" the company takes some action it should be able to exclude a rule 14a-8 proposal. There are at least 5 references to "if the Company decides ..." or a variation of this wording on page 2 and 3 of the company letter.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Rene Biedzinski <Rene.Biedzinski@us.hjheinz.com>



WORLD HEADQUARTERS

P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057

May 14, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of Kenneth Steiner Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated April 9, 2009 (the "No Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that H.J. Heinz Company, a Pennsylvania corporation (the "Company"), could properly omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Mr. Kenneth Steiner, who has appointed Mr. John Chevedden to act on his behalf (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") take the steps necessary to amend the Company's "bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." A copy of the No-Action Request, including the Proposal text, is attached hereto as Exhibit A.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) under the Securities Exchange Act of 1934 if the Company decided to submit for a shareholder vote at its 2009 Annual Meeting of Shareholders a proposal it was then-considering because the Proposal would directly conflict with the Company's proposal. We are writing supplementally in order to notify the Staff that, on May 13, 2009, the Board decided to submit a proposal at the Company's 2009 Annual Meeting of Shareholders asking the Company's shareholders to approve an amendment to the Company's By-Laws permitting holders of 25% of the voting power of the outstanding voting securities of the Company entitled to vote at a shareholders' meeting to call a special shareholder meeting (the "Company Proposal").

The Company Proposal and the Proposal directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Company Proposal calls for a 25% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold. Therefore, for the reasons set forth in the No-Action Request, the Proposal is properly excludable under Rule 14a-8(i)(9). Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007 or Amy L. Goodman at Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Very truly yours,



Theodore N. Bobby
Executive Vice President & General Counsel

TNB/mbd
Enclosures

cc: John Chevedden
Kenneth Steiner

April 9, 2009

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Kenneth Steiner*
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that H.J. Heinz Company, a Pennsylvania corporation (the "Company"), intends to omit from the proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and accompanying statement in support (the "Proposal") received from Mr. Kenneth Steiner, who has appointed Mr. John Chevedden to act on his behalf (the "Proponent") because if the Company puts forth its own proposal described below at its 2009 Annual Meeting, the Proposal will directly conflict with the Company's proposal.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2009 Proxy Materials with the Commission; and
- Concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. THE PROPOSAL

The Proposal is captioned "3-Special Shareowner Meetings" and states: "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

II. BASIS FOR EXCLUSION

Currently, the Company does not have a provision in its Articles of Incorporation or By-Laws that permits shareholders to call a special meeting of shareholders. The Company is considering submitting a proposal for a shareholder vote at our 2009 Annual Meeting to amend the Company's By-Laws to allow shareholders who hold 30% of the Company's outstanding shares the right to call a special meeting of shareholders (the "Amendment"). If the Company decides to seek shareholder approval of the Amendment at the 2009 Annual Meeting, the Amendment will directly conflict with the Proposal's request that the Company's Board of Directors amend the By-Laws to give holders of 10% of shares outstanding the power to call a special shareholder meeting. We will supplementally notify the Staff after a determination is made regarding submitting the Amendment for approval at the 2009 Annual Meeting.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) if the Company submits the Amendment for a shareholder vote at the 2009 Annual Meeting because the Proposal will directly conflict with the Amendment.

III. ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With the Amendment.

If the Company decides to submit the Amendment for approval at the 2009 Annual Meeting, the Proposal may be excluded under Rule 14a-8(i)(9) because it will directly conflict with the Company's own proposal to be voted on by shareholders at the 2009 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018 (May 21, 1998, n. 27).

The Staff has consistently concurred that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). In a response to *H J. Heinz Company* (avail. Apr. 23, 2007), the Staff concurred in the exclusion of a shareholder proposal requesting that the

Company adopt simple majority voting when the Company planned to submit a proposal to reduce supermajority provisions from eighty percent to sixty percent. Similarly, in *EMC Corp* (avail. Feb. 24, 2009), the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend the bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting, that the shareholder proposal and the matter sponsored by EMC presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. *See also International Paper Co.* (avail. Mar. 17, 2009). In *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005), the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting because it conflicted with a company proposal requiring a 30% vote for calling such meetings. The Staff noted in response to the Company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results." *See also AT&T* (avail. Feb. 23, 2007).

In our case, if the Company determines to seek shareholder approval of the Amendment then the facts will be substantially similar to the facts in *EMC, Heinz* and *Gyrodyne*. The Proposal requests a 10% ownership threshold, and the Amendment would institute a 30% ownership threshold. As in the cited no-action letter precedent, the Proposal and the Amendment will directly conflict; the Company cannot put in place a share ownership threshold required to call a special meeting of the shareholders that is both 10% and 30% Submitting both proposals to shareholders at the 2009 Annual Meeting will, therefore, present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results.

Therefore, if the Company decides to submit the Amendment for shareholder approval at the 2009 Annual Meeting, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Amendment and the Proposal will directly conflict.

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal. As noted above, the Company will supplementally notify the Staff regarding whether the Amendment will be submitted for shareholder approval at the 2009 Annual Meeting after Board or Board Committee consideration of the Amendment.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007.

Very truly yours,



Theodore N. Bobby
Executive Vice President & General Counsel

Enclosures
cc: John Chevedden
Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William R. Johnson
Chairman of the Board
H.J. Heinz Company (HNZ)
1 PPG Place Ste 3100
Pittsburgh PA 15222

Rule 14a-8 Proposal

Dear Mr. Johnson,

I submit this Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email

Sincerely,



Kenneth Steiner

1-28-09
Date

cc: Rene D. Biedzinski
Corporate Secretary
PH: 412 456-5700
Fax: 412 456-6128

[HNZ: Rule 14a-8 Proposal, February 12, 2009]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal is in favor of our board maintaining its current power to call a special meeting.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "D" in Board Effectiveness.
  "High Governance Risk Assessment."
  "Very High Concern" in executive pay with $22 million for William Johnson.

- We had no shareholder right to:
  Cumulative voting.
  Call a special shareholder meeting.
  Act by written consent.
  Plus we had no Independent Chairman or Lead Director.

- We had two "Problem Directors" according to The Corporate Library:
  Dennis Reilley due to involvement with Entergy Corporation, which filed Chapter 11 Bankruptcy.
  Leonard Coleman due to involvement with Owens Corning, which filed Chapter 11 Bankruptcy. Mr. Coleman also served on 3 of our board committees.
- Nelson Peltz was designated as "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated the vesting of stock in order to avoid recognizing the related expense.
- Our directors still had a $1 million director donation program – Conflict of interest concern.
- Our directors also served on 14 boards rated "D" by the Corporate Library:

Charles Bunch	PNC Financial Services (PNC)
Thomas Usher	PNC Financial Services (PNC)
	Marathon Oil (MRO)
Leonard Coleman	Omnicom Group (OMC)

	Electronic Arts Inc. ERTS
	Churchill Downs (CHDN)
Edith Holiday	Hess Corporation (HES)
William Johnson	Emerson Electric (EMR)
Dean O'Hare	Fluor (FLR)
	AGL Resources (ATG)
John Drosdick	United States Steel (X)
Dennis Reilley	Marathon Oil (MRO)
	Covidien (COV)
Nelson Peltz	Wendy's/Arby's Group (WEN)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

April 9, 2009

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Kenneth Steiner*
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that H.J. Heinz Company, a Pennsylvania corporation (the "Company"), intends to omit from the proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and accompanying statement in support (the "Proposal") received from Mr. Kenneth Steiner, who has appointed Mr. John Chevedden to act on his behalf (the "Proponent") because if the Company puts forth its own proposal described below at its 2009 Annual Meeting, the Proposal will directly conflict with the Company's proposal.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2009 Proxy Materials with the Commission; and
- Concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporate Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. THE PROPOSAL

The Proposal is captioned "3-Special Shareowner Meetings" and states: "RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

II. BASIS FOR EXCLUSION

Currently, the Company does not have a provision in its Articles of Incorporation or By-Laws that permits shareholders to call a special meeting of shareholders. The Company is considering submitting a proposal for a shareholder vote at our 2009 Annual Meeting to amend the Company's By-Laws to allow shareholders who hold 30% of the Company's outstanding shares the right to call a special meeting of shareholders (the "Amendment"). If the Company decides to seek shareholder approval of the Amendment at the 2009 Annual Meeting, the Amendment will directly conflict with the Proposal's request that the Company's Board of Directors amend the By-Laws to give holders of 10% of shares outstanding the power to call a special shareholder meeting. We will supplementally notify the Staff after a determination is made regarding submitting the Amendment for approval at the 2009 Annual Meeting.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) if the Company submits the Amendment for a shareholder vote at the 2009 Annual Meeting because the Proposal will directly conflict with the Amendment.

III. ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With the Amendment.

If the Company decides to submit the Amendment for approval at the 2009 Annual Meeting, the Proposal may be excluded under Rule 14a-8(i)(9) because it will directly conflict with the Company's own proposal to be voted on by shareholders at the 2009 Annual Meeting. Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018 (May 21, 1998, n. 27).

The Staff has consistently concurred that where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). In a response to *H. J. Heinz Company* (avail. Apr. 23, 2007), the Staff concurred in the exclusion of a shareholder proposal requesting that the

Company adopt simple majority voting when the Company planned to submit a proposal to reduce supermajority provisions from eighty percent to sixty percent. Similarly, in *EMC Corp* (avail. Feb. 24, 2009), the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend the bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings. The Staff noted that EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting, that the shareholder proposal and the matter sponsored by EMC presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. *See also International Paper Co.* (avail. Mar. 17, 2009). In *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005), the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting because it conflicted with a company proposal requiring a 30% vote for calling such meetings. The Staff noted in response to the Company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results." *See also AT&T* (avail. Feb. 23, 2007).

In our case, if the Company determines to seek shareholder approval of the Amendment then the facts will be substantially similar to the facts in *EMC, Heinz* and *Gyrodyne*. The Proposal requests a 10% ownership threshold, and the Amendment would institute a 30% ownership threshold. As in the cited no-action letter precedent, the Proposal and the Amendment will directly conflict; the Company cannot put in place a share ownership threshold required to call a special meeting of the shareholders that is both 10% and 30%. Submitting both proposals to shareholders at the 2009 Annual Meeting will, therefore, present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results.

Therefore, if the Company decides to submit the Amendment for shareholder approval at the 2009 Annual Meeting, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Amendment and the Proposal will directly conflict.

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal. As noted above, the Company will supplementally notify the Staff regarding whether the Amendment will be submitted for shareholder approval at the 2009 Annual Meeting after Board or Board Committee consideration of the Amendment.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (412) 456-6007.

Very truly yours,



Theodore N. Bobby
Executive Vice President & General Counsel

Enclosures
cc: John Chevedden
Kenneth Steiner

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. William R. Johnson
Chairman of the Board
H.J. Heinz Company (HNZ)
1 PPG Place Ste 3100
Pittsburgh PA 15222

Rule 14a-8 Proposal

Dear Mr. Johnson,

I submit this Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email

Sincerely,



Kenneth Steiner

1-28-09
Date

cc: Rene D. Biedzinski
Corporate Secretary
PH: 412 456-5700
Fax: 412 456-6128

[HNZ: Rule 14a-8 Proposal, February 12, 2009]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal is in favor of our board maintaining its current power to call a special meeting.

This proposal topic won impressive 2008 support at:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay with $22 million for William Johnson.

- We had no shareholder right to:
  - Cumulative voting.
  - Call a special shareholder meeting.
  - Act by written consent.
  - Plus we had no Independent Chairman or Lead Director.

- We had two "Problem Directors" according to The Corporate Library:
  - Dennis Reilley due to involvement with Entergy Corporation, which filed Chapter 11 Bankruptcy.
  - Leonard Coleman due to involvement with Owens Corning, which filed Chapter 11 Bankruptcy. Mr. Coleman also served on 3 of our board committees.
- Nelson Peltz was designated as "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated the vesting of stock in order to avoid recognizing the related expense.
- Our directors still had a $1 million director donation program – Conflict of interest concern.
- Our directors also served on 14 boards rated "D" by the Corporate Library:

Charles Bunch	PNC Financial Services (PNC)
Thomas Usher	PNC Financial Services (PNC)
	Marathon Oil (MRO)
Leonard Coleman	Omnicom Group (OMC)

	Electronic Arts Inc. ERTS
	Churchill Downs (CHDN)
Edith Holiday	Hess Corporation (HES)
William Johnson	Emerson Electric (EMR)
Dean O'Hare	Fluor (FLR)
	AGL Resources (ATG)
John Drosdick	United States Steel (X)
Dennis Reilley	Marathon Oil (MRO)
	Covidien (COV)
Nelson Peltz	Wendy's/Arby's Group (WEN)

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.